SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
12 February 2007
LIHIR GOLD LIMITED
Level 7, Pacific Place
Cnr Champion Parade & Musgrave Street
Port Moresby, Papua New Guinea
(Address of principal executive office)

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
LIHIR GOLD LIMITED

By:	/s/ Stuart MacKenzie
Name Stuart MacKenzie
Title: Group Secretary & General Counsel
Date: 12 February 2007

LIHIR GOLD LIMITED	Stock market codes:
Incorporated in Papua New Guinea	ASX – LHG
ARBN 069 803 998	NASDAQ – LIHR
POMSoX – LHG
12 February 2007
Ballarat shareholders approve Lihir merger
The merger of Lihir Gold Ltd and Ballarat Goldfields NL has won the overwhelming endorsement of Ballarat shareholders.
At a meeting in Ballarat to consider the proposed merger, 94.1% of shares voted were in favour of the Scheme of Arrangement.
“This is an excellent outcome for Lihir Gold Ltd and Ballarat Goldfields,” said Lihir Chairman Ross Garnaut.
“Together, these two companies will create a new Asia Pacific gold leader, with a strong growth profile, a secure financial base, and more diversified operations,” he said.
“We are very pleased to welcome Ballarat’s 8000 shareholders on to the Lihir share register, and we look forward to delivering them strong returns in the future as they benefit from the growth of our mining operations at Lihir and Ballarat.
“We also are pleased to be joining with Ballarat’s 130 employees and contractors, creating a strong new organisation which can draw on the expertise of the two merger partners in the future. The combined workforce will total approximately 4000, including business partners.
“And we look forward to to a long and mutually rewarding relationship with the community of Ballarat as we develop the operation, creating jobs and business for the local economy,” he said.
Lihir CEO Arthur Hood said the merged company would deliver strong growth over the next few years.
“We will lift production at our Lihir operation by more than 20% in the current year, to between 800-830,000 ounces. In 2008, Ballarat will come into production, lifting output by more than 100,000 ounces, and then in 2009, Ballarat’s production will exceed 200,000 ounces.
“In the meantime, we are undertaking a feasibility study at Lihir to lift our plant capacity on the island to more than 1 million ounces per year.
“Combined, the merged company should be producing 1.25 million ounces of gold or more by 2010,” Mr Hood said. “Few other gold companies can match that growth potential, and importantly, the increased output should enable us to significantly reduce our unit costs,” he said.
The next step in the merger process will be to obtain final Court approval, with the Second Court Hearing scheduled for February 27. The full schedule is set out in the following table:

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Second Court Hearing Date for approval of the Scheme
23 February 2007

Scheme Effective Date
Suspension of Ballarat Goldfields Shares from trading
26 February 2007

Trading of new Lihir shares on ASX on a deferred settlement basis
27 February 2007

Record Date for determining entitlements to Scheme Consideration (7.00pm)
5 March 2007

Implementation Date — Allotment of new Lihir Shares to Scheme Participants
8 March 2007

Trading of new Lihir Shares on ASX on a normal settlement basis
9 March 2007

All dates subsequent to the Scheme Meeting of Ballarat Goldfields
Shareholders are indicative only and may change. All times are AEDST unless stated otherwise.

FOR FURTHER INFORMATION:
Investor Relations Manager Joe Dowling
Ph +61 7 3318 3308, Mobile: 0421 587 755
Joe.Dowling@lihir.com.pg

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